Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Verónica Tego Sánchez, CFO	David Gutierrez (investors, analysts, media)
011-52-55-5629-8866	312-780-7204
veronica.tego@tmm.com.mx	dgutierrez@dresnerco.com

GRUPO TMM REPORTS THIRD QUARTER 2025 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Third Quarter 2025 Results Include:

o	Shareholders’ Equity of $ 2,368.6 million
o	Consolidated revenues increased 12.6% compared to the same period last year
o	Net income of $97.8 million

Mexico City, October 28, 2025 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, today reported its financial results for the third quarter of 2025.

During the quarter, Grupo TMM reported positive results, with revenues up 19.6% and business profit increasing 42.8% compared with the previous quarter. Operating income rose 47.8%, and EBITDA increased 34.5%, reflecting solid execution and continued improvement in operational efficiency.

Operationally, the Maritime Transportation Division maintained a fleet utilization rate above 97% for its Mud vessels, specialized ships serving Mexico’s offshore energy industry, driven by an improved rate mix and more efficient resource management.

The Maritime Infrastructure Division reported utilization above 90% in the new floating dock, consolidating it as a key asset within the Company’s business expansion and revenue diversification strategy.

Meanwhile, the Land Logistics Division maintained a positive trend in service volumes and profitability, strengthening its contribution to the consolidated quarterly results and TMM’s presence in the intermodal and automotive sectors.

“These results reflect the solid performance of our most important assets, which continue to generate value quarter after quarter. They are the result of a clear strategy and a committed, coordinated team that drives TMM’s competitiveness across all business lines, further strengthening the Company’s position as a leader in Mexico’s maritime and logistics sector,” said Vanessa Serrano, Chief Executive Officer of TMM.

With a vision focused on digital transformation, environmental sustainability, and business diversification, Grupo TMM continues to strengthen its business model, ensuring sustained profitability and competitive leadership within Mexico’s maritime and logistics ecosystem.

Grupo TMM Reports Third Quarter 2025 Financial Results

Consolidated Financial Results – Third Quarter 2025

Revenues: Ps. 568.4 million (+12.6% vs. 3Q 2024)
Operating Income: Ps. 108.1 million (+60.6% vs. 3Q 2024)
EBITDA: Ps. 138.1 million (+51.6% vs. 3Q 2024)

Cumulative results as of September 30, 2025, remain positive compared with the same period of 2024, as reflected in the consolidated financial statements accompanying this release.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM Reports Third Quarter 2025 Financial Results

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	September 30,	December 31,
	2025	2024

Cash and cash in banks available	279.1	207.1
Total cash and cash equivalents	279.1	207.1
Accounts receivable – Net	1,045.9	711.5
Other accounts receivable	279.6	235.2
Taxes to be recovered	156.0	195.2
Prepaid expenses and others current assets	39.3	37.2
Total current assets	1,800.1	1,386.2
Taxes to be recovered long term	46.2	63.0
Property, machinery and, equipment	3,022.1	2,377.6
Cumulative Depreciation	(174.3)	(108.8)
Property, machinery and, equipment – Net	2,847.8	2,268.8
Rights of use	60.8	67.2
Other assets	189.9	206.7
Total assets	4,944.8	3,991.9
Bank loans and current maturities of long-term liabilities	321.5	260.6
Leases short-term	28.1	22.4
Suppliers	315.5	370.4
Other accounts payable and accrued expenses	727.3	588.4
Total current liabilities	1,392.4	1,241.8
Bank loans	923.0	374.7
Leases long-term	54.8	60.2
Deferred taxes	130.5	132.1
Other long-term liabilities	75.4	74.8
Total long-term liabilities	1,183.7	641.7
Total liabilities	2,576.2	1,883.5
Total stockholders´ equity	2,368.6	2,108.4
Total liabilities and stockholders´ equity	4,944.8	3,991.9

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM Reports Third Quarter 2025 Financial Results

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Maritime	382.3	407.6	1,134.1	853.4
Inland Logistics	22.0	16.0	63.2	57.0
Warehousing Services	26.1	39.2	56.8	131.3
Maritime Infrastructure	138.1	41.9	276.7	208.6
Revenue from freight and services	568.4	504.7	1,530.8	1,250.3
Maritime	(268.2)	(337.4)	(797.9)	(735.6)
Inland Logistics	(21.7)	(18.5)	(59.2)	(55.0)
Warehousing Services	(34.6)	(23.5)	(108.2)	(78.6)
Maritime Infrastructure	(90.2)	(32.2)	(180.9)	(149.8)
Cost of freight and services	(414.7)	(411.5)	(1,146.2)	(1,018.9)
Maritime	(19.2)	(0.6)	(52.2)	(16.4)
Inland Logistics	1.8	(3.9)	(6.1)	(9.0)
Warehousing Services	(2.0)	(17.9)	(6.1)	(53.9)
Maritime Infrastructure	(4.4)	(0.9)	(11.6)	(3.7)
Depreciation and amortization	(23.8)	(23.3)	(76.0)	(83.0)
Maritime	94.9	69.6	284.0	101.5
Inland Logistics	2.1	(6.4)	(2.2)	(7.0)
Warehousing Services	(10.5)	(2.2)	(57.5)	(1.1)
Maritime Infrastructure	43.5	8.8	84.2	55.1
Results by business	130.0	69.8	308.6	148.4
Corporate expenses	(15.3)	(14.9)	(44.9)	(46.0)
Corporate depreciation and amortization	(6.3)	(0.5)	(7.4)	(1.6)
Non-recurring (expenses) income	(0.4)	12.9	(9.9)	49.2
Operating (loss) gain	108.1	67.3	246.4	150.0
Financial (expenses) income - Net	(29.1)	(6.7)	(86.1)	(19.8)
Leases financial expenses	(2.3)	(4.0)	(7.5)	(14.0)
Exchange gain (loss) - Net	21.2	(8.2)	107.3	(40.9)
Net financial cost	(10.2)	(18.9)	13.7	(74.6)
(loss) gain before taxes	97.8	48.3	260.1	75.4
Provision for taxes	-	-	-	-

Net (loss) gain for the period	97.8	48.3	260.1	75.4

Attributable to:
Minority interest	(0.0)	0.1	(0.2)	0.2
Equity holders of GTMM, S.A.B.	97.9	48.2	260.3	75.1

Weighted average outstanding shares (millions)	174.55	174.55	174.55	174.55
Income (loss) earnings per share (pesos/share)	0.56	0.28	1.49	0.43

Outstanding shares at end of period (millions)	174.55	174.55	174.55	174.55
Income (loss) earnings per share (pesos/share)	0.56	0.28	1.49	0.43

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM Reports Third Quarter 2025 Financial Results

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Net gain (loss) for the period	97.8	48.3	260.1	75.4
Depreciation & amortization	31.8	23.8	85.1	84.7
Deferred taxes	-	(1.0)	(1.5)	(5.6)
Other non-cash items	3.6	(5.6)	(17.4)	34.7
Total non-cash items	35.4	17.2	66.1	113.9
Changes in assets & liabilities	(57.1)	5.7	(249.8)	(4.7)
Total adjustments	(21.8)	22.9	(183.6)	109.2
Net cash provided by (used in) operating activities	76.1	71.3	76.5	184.6

Proceeds from sale of assets/interest received	1.6	1.8	3.3	2.5
Payments for purchase of assets	(6.1)	(23.5)	(655.0)	(108.3)
Net cash provided by (used in) investment activities	(4.5)	(21.7)	(651.8)	(105.8)

Short-term borrowings (net)	12.4	4.3	(91.2)	1.1
Repayment of leases	(2.8)	(29.3)	(8.4)	(61.8)
Proceeds from (repayment of) long-term debt	(30.6)	11.3	770.9	41.0
Net cash provided by (used in) financing activities	(21.0)	(13.7)	671.3	(19.7)
Exchange effect on cash	(3.90)	2.3	(24.0)	4.6
Net increase (decrease) in cash	46.7	38.1	72.0	63.6
Cash at beginning of period	232.5	125.5	207.1	100.0
Cash at end of period	279.1	163.6	279.1	163.6

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.